Hecht & Associates, P.C.
                                Attorneys at Law
                         275 Madison Avenue, 28th Floor
                               New York, NY 10016
                            (212) 490-3232 Fax: (212)
                                    490-3263
                          WWW.SECURITIESCOUNSELORS.COM
                          Email: dtepper@hechtlegal.com



CHARLES J. HECHT
MITCHELL BERNS
DANIEL TEPPER                                                   Please Reply to:
WILLIAM J. GELLER (OF COUNSEL)                                     DANIEL TEPPER






                                                                    May 10, 2007


BY EDGAR AND FACSIMILE (202) 772-9368

Anne Nguyen Parker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  RE:      GOLD RUN INC.
                           REGISTRATION STATEMENT ON FORM SB-2
                           ORIGINALLY FILED DECEMBER 15, 2006
                           FILE NO.:        333-139412

Dear Ms. Parker:

         Yesterday, Gold Run electronically filed pre-effective Amendment #3 which complied with all of the Staff's outstanding comments through and including your comment letter dated May 9, 2007, including electronically filing our previous letter dated May 8, 2007.

         We have not yet received the Commission's confirmation regarding the effective date of the above-referenced registration statement. In the event that Gold Run's request on file for accelerating the effective date of this registration statement to today is not granted, we are enclosing Gold Run's requests to accelerate the effective date of its

                                                                    May 10, 2007
                                                                          Page 2
--------------------------------------------------------------------------------


registration statement to May 11 and 14, 2007. Gold Run's letter concerning the required acknowledgments regarding the effects of its request for acceleration has already been provided.

         Please advise us as soon as possible of the effective date of this registration statement. Please contact the undersigned or Charles J. Hecht, the principal of this firm, if you have any questions or comments.

                                                              Very truly yours,

                                                               /s/ Daniel Tepper
                                                               -----------------
                                                                   Daniel Tepper

Encl.

cc:      John Pritchard (by e-mail)
         Dave Mathewson (by e-mail)
         Rick Brown (by e-mail)
         Trevor Michael (by e-mail)
         Michael Berns (by e-mail)
         James Berns (by e-mail)
         Robert Carroll (SEC) (by US Mail)
         April Sifford (SEC) (by US Mail)
         Carmen Moncada- Terry (SEC) (by US Mail)

GOLD RUN


                                                                    May 10, 2007

Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

                  RE: GOLD RUN INC.
                      FILE NO.: 333-139412

Dear Ms. Moncada-Terry:

We hereby request acceleration of the effective date of our registration statement on Form SB-2 to May 11, 2007. Please confirm the time that our registration statement is declared effective to our counsel, Hecht & Associates, P.C.

Very truly yours,

GOLD RUN INC.

By: JOHN M. PRITCHARD
    ------------------
    John M. Pritchard
    Chief Executive Officer









EXECUTIVE OFFICES: GOLD RUN INC. 330 BAY ST., SUITE 820 TORONTO,ON, CANADA
                                           M5H 2S8 T 416 363 0150 F 416 364 2292
HEAD OFFICE: P.O. BOX 2619 FERNLEY, NEVADA, USA 89409 T 775 835 6177
                                               F 775 287 0969 www.goldruninc.com

GOLD RUN


                                                                    May 10, 2007

Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

                  RE: GOLD RUN INC.
                      FILE NO.: 333-139412

Dear Ms. Moncada-Terry:

We hereby request acceleration of the effective date of our registration statement on Form SB-2 to May 14, 2007. Please confirm the time that our registration statement is declared effective to our counsel, Hecht & Associates, P.C.

Very truly yours,

GOLD RUN INC.

By: JOHN M. PRITCHARD
    ------------------
    John M. Pritchard
    Chief Executive Officer



Cc: Charles J. Hecht, Esq.
    Daniel Tepper, Esq.





EXECUTIVE OFFICES: GOLD RUN INC. 330 BAY ST., SUITE 820 TORONTO,ON, CANADA
                                           M5H 2S8 T 416 363 0150 F 416 364 2292
HEAD OFFICE: P.O. BOX 2619 FERNLEY, NEVADA, USA 89409 T 775 835 6177
                                               F 775 287 0969 www.goldruninc.com